02056915

RECEIVED SEP 05 2002 SEC MAIL PROCESSING WASH. D.C. 155 SECTION

EXECUTION COPY

Total No. of Pages:

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

PE

For the Month of August 29, 2002

PROCESSED SEP 09 2002 THOMSON FINANCIAL

Commission file number: **0-30924**

MARCONI PLC

(Exact name of Registrant as specified in its Charter)

One Bruton Street
London W1J 6AQ
England
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No X

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Press Release

Marconi

MARCONI PLC

FINANCIAL RESTRUCTURING: INDICATIVE HEADS OF TERMS

DEBT FOR EQUITY SWAP TO REDUCE GROUP'S DEBT

MARCONI'S ONGOING BUSINESS OPERATIONS PRESERVED

London, 29 August 2002 - Marconi plc ("Marconi") (MONI) announces that it has today concluded non-binding indicative heads of terms (the "Heads of Terms"), which sets out the principles for the financial restructuring of Marconi and its wholly owned subsidiary Marconi Corporation plc ("Marconi Corporation") (the "Restructuring"). The Heads of Terms are the culmination of good faith negotiations between Marconi, the Co-ordination Committee of Syndicate Banks and an informal ad hoc committee of bondholders.

Mike Parton, Chief Executive of Marconi, said:

"The financial restructuring will allow the Group to emerge with a balance sheet that we believe is robust and appropriate to the size of our business. This is very reassuring for customers, suppliers and employees and we are grateful for their continued support. As always we remain absolutely committed to servicing our customers' needs.

"The level of cash and non-core assets retained by the Group allows us to withstand a prolonged market downturn. Managing our assets for value has been and continues to be an important part of our strategy. The agreed debt structure, combining a mix of cash-pay and pay in kind instruments, gives us a stable and flexible balance sheet.

"We have worked hard to refocus the business and reduce costs in response to the severe market downturn experienced across the telecom equipment sector. The financial restructuring allows us to plan our future with renewed confidence."

Derek Bonham, Interim Chairman of Marconi, said:

"The Heads of Terms we have set out today recognises the position of the Group's creditors and also allows Marconi's shareholders to retain an economic interest in the ongoing business through the equity and warrants that they will receive. We continue to focus on concluding this complex process as soon as we can."

Key Points:

- Marconi Corporation claims to be exchanged for a package of cash, new equity and new debt securities of Marconi Corporation

- Restructuring to be effected at Marconi Corporation:

  - Marconi Corporation to become new holding company of the Group

- following its scheme, Marconi expected to be "liquidated" on a solvent basis

- Restructuring targeted to be completed by end January 2003

- Restructuring aims to preserve the ongoing business operations of Marconi Corporation and the rights of customers, suppliers and employees. Creditor and employee claims at subsidiary levels will not be involved in the Restructuring and their claims will not be compromised

- The prospective capital structure has been designed to:

  - provide flexibility for Marconi Corporation's ongoing success

  - maximise cash recovery to creditors

  - allow existing Marconi shareholders to maintain an ongoing economic interest in Marconi Corporation

- Creditors participating in the scheme of arrangement of Marconi Corporation will be offered a distribution pro rata to their claims:

  - cash equal to at least £260 million less approximately £95 million of accrued interest to be paid up to 15 October, 2002 in respect of accrued and payable interest on Marconi Corporation's financial indebtedness

  - £450 *million of new senior secured notes due 2008 bearing quarterly cash* interest at 8 per cent per annum

    * redemption from surplus cash at 110 per cent of par, plus accrued interest following settlement of junior secured notes and limited recourse notes

    * no redemption at Marconi Corporation's option

  - £250 million of new mandatorily redeemable junior secured notes due 2008

    * two year interest holiday and thereafter bearing quarterly interest at 10 per cent if deferred (pay in kind) or 8 per cent if paid in cash

    * mandatory redemption at 110 per cent of par, plus accrued interest from releases of restricted cash (cash collateral and ESOP retention) and/or from disposal proceeds (non-US Asset disposals and US Asset disposals after settlement of the limited recourse notes)

  - $300 million (approximately £197 million) of new secured limited recourse notes due 2008

    * two year interest holiday and thereafter bearing quarterly interest at 10 per cent if deferred (pay in kind) or 8 per cent if paid in cash

  * secured against, and with limited recourse solely to, the US Assets of the Group

  * mandatory redemption at 110 per cent of par, plus accrued interest from the disposal proceeds of any US Assets

- 99.5 per cent of Marconi Corporation's issued share capital immediately following the Restructuring

- Existing Marconi shareholders to receive 0.5 per cent of Marconi Corporation's issued share capital immediately following the Restructuring and warrants maturing four years after the Restructuring allowing the purchase of 5 per cent of Marconi Corporation's issued share capital, with a strike price equivalent to a post Restructuring market capitalisation of £1.5 billion

- Restructuring to reduce significantly Marconi Corporation's debt:

  - approximately £4 billion of externally held financial indebtedness, as well as actual and contingent claims, in aggregate totalling not less than £4.9 billion

  - approximately £0.8 billion of this £4.9 billion represents claims by Marconi (or its subsidiaries), where the principal creditors are, through their guarantee provisions, the external financial creditors of Marconi Corporation

- Creditors participating in the scheme of arrangement of Marconi will be offered a distribution pro rata to their claims of Marconi's assets principally comprising the benefit it derives from Marconi Corporation's scheme of arrangement

- Marconi Corporation to provide interim security to the Group's syndicate banks, bondholders and ESOP derivative providers against £850 million of the cash held in the lockbox by 5 September, 2002

- On completion of the Restructuring, Marconi Corporation expected to have approximately £635 million of cash (including approximately £320 million of restricted cash)

  - pro forma total Group net debt expected to be approximately £300 million on completion of the Restructuring

  - pro forma Core net debt (excluding the Limited Recourse Notes) is expected to be approximately £100 million

- Restructuring based on Marconi Group's Business Plan, which has been prepared:

  - to capitalise on the Group's strengths and European market leadership in Optical Networks

  - to build on the Group's strong customer relationships and it's "best in class" solutions

  - to provide for sufficient retained cash and adequate working capital to ensure that the Group can withstand an extended downturn in its markets

- to provide for the transfer of the Outside Plant and Power and the US Access businesses to Marconi Capital where they will be managed for value

- to create a firm foundation from which the Group can deliver value for all stakeholders

- Operational restructuring to deliver the Business Plan is well advanced

- Marconi Corporation intends to apply for a new listing on the London Stock Exchange and to establish an ADR programme on NASDAQ. Marconi has agreed that it will begin to file 10-K, 10-Q and 8-K reports with the SEC in an agreed timeframe and hold quarterly investor conference calls

- Completion of the Restructuring will be conditional on appropriate creditor consent as well as further due diligence by the syndicate banks and bondholders

Marconi will host a conference call for analysts and investors at 4.00 pm (UK time), 11.00 am (EDT) on Thursday 29 August. To join the conference call, please dial +44 (0)20 8996 3920 or +1 617 801 9702 and quote "Marconi Restructuring".

The call will be simultaneously broadcast on our web-site and a replay facility will be available for 7 days by dialling +44 (0)1296 618700, access code 362166 or +1 617 801 6888, access code 57198.

This press release should be read in conjunction with the full text of the announcement and its related Annexes: Annex A "Summary of Key Actual Claims and Contingent Claims" and Annex B "The Business Plan".

ENDS/...

Notes to Editors

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company's customer base includes many of the world's largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com

Press Release

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Contacts

Joe Kelly / David Beck
Public Relations
Marconi plc
+44 (0) 207 306 1771
joe.kelly@marconi.com

Heather Green
Investor Relations
Marconi plc
+44 (0) 207 306 1735
heather.green@marconi.com

Private Shareholder Enquiries only
Company Secretary's Office
Marconi plc
+44 (0) 207 306 1410
shareholder.enquiries@marconi.com

Press Release

Marconi

MARCONI PLC

FINANCIAL RESTRUCTURING: INDICATIVE HEADS OF TERMS

DEBT FOR EQUITY SWAP TO REDUCE GROUP'S DEBT

MARCONI'S ONGOING BUSINESS OPERATIONS PRESERVED

Marconi plc ("Marconi") announces that it has today concluded non-binding indicative heads of terms (the "Heads of Terms"), which sets out the principles for the financial restructuring of Marconi and its wholly owned subsidiary Marconi Corporation plc ("Marconi Corporation") (the "Restructuring"). The Heads of Terms is the culmination of good faith negotiations between Marconi, the Co-ordination Committee of Syndicate Banks and an informal ad hoc committee of bondholders.

It is envisaged in the Heads of Terms that the Restructuring will be effected through a scheme of arrangement under the Companies Act 1985 of all creditors (subject to certain categories of exception) of Marconi Corporation and an all creditors scheme of arrangement of Marconi (the "Relevant Scheme Creditors"), with Marconi Corporation becoming the new holding company of the Group and Marconi expected to be subsequently "liquidated" on a solvent basis. Related proceedings under section 304 of the US bankruptcy laws will be utilised to assist with the implementation of the Restructuring.

It is anticipated that material day to day operations of Marconi Corporation and its subsidiaries, in particular the supply to customers and the payment of suppliers and employees, will remain unaffected by Marconi Corporation's actions under the Restructuring.

Approximately £4 billion of externally held financial indebtedness, comprising the Group's main syndicated bank facility (the "Bank Debt") and its externally held US Dollar- and Euro-denominated bonds (the "Bond Debt"), is to be exchanged for a package of cash, new equity and new debt securities of Marconi Corporation. It is expected that holders of certain other claims and contingent claims will also be included in the Restructuring, and that such holders will also participate in the package of cash, new equity and new debt securities of Marconi Corporation. A summary of key actual and contingent claims is set out in Annex A.

In consideration for the cancellation of their claims, the Relevant Scheme Creditors of Marconi Corporation will be offered a distribution pro rata to their claims as a part of the Restructuring:

- Cash equal to at least £260 million[1] less approximately £95 million of accrued interest to be paid up to 15 October, 2002 in respect of accrued and payable interest on Marconi Corporation's financial indebtedness[2];

- £450 million of new senior secured notes due 2008 to be issued by Marconi Corporation with an 8 per cent cash coupon, payable quarterly (the "Senior Notes"). The Senior Notes will be secured by substantially all of the assets of the Group (other than the Group's US Assets) on a senior secured basis and against the US Assets on a junior subordinated basis. The Senior Notes will be mandatorily redeemable at a 110 per cent of par, plus accrued interest from proceeds of asset disposals not reinvested within 90 days (but only after the Junior Notes and, in the case of disposals of US Assets, the Limited Recourse Notes have been repaid in full). The Senior Notes will benefit from a change of control put option at 110 per cent of par, plus accrued interest;

- £250 million of new junior secured notes due 2008 to be issued by Marconi Corporation, with an interest holiday for an initial 2 year period and thereafter, at Marconi Corporation's option, either a 10 per cent pay in kind ("PIK") coupon or an 8 per cent cash coupon payable quarterly (the "Junior Notes"). The Junior Notes will be secured by substantially all of the assets of the Group, including the US Assets, on a senior subordinated basis. The Junior Notes will be mandatorily redeemable from the release of certain restricted cash balances (including cash collateral against performance bonds and retentions pending settlement of potential liabilities in relation to the Group's previously disclosed prior ESOP hedging arrangements[(3)]) that cannot be distributed initially, certain disposal proceeds (non-US Asset disposals and US Asset disposals after settlement of the Limited Recourse Notes) and excess working capital cash, except where such releases are required to pay interest on the Senior Notes during the initial 2 year period. The Junior Notes will be redeemable at 110 per cent of par, plus accrued interest prior to maturity as well being subject to a change of control put option at 110 per cent of par, plus accrued interest;

- $300 million (approximately £197 million[(4)]) of new secured limited recourse notes due 2008 to be issued by Marconi Corporation, with an interest holiday for an initial 2 year period and thereafter, at Marconi Corporation's option, either a 10 per cent PIK coupon or an 8 per cent cash coupon payable quarterly (the "Limited Recourse Notes"). These notes will be mandatorily redeemable upon disposals of any of the Group's US Assets prior to 2008 including Marconi's Outside Plant & Power business ("OPP") which is being transferred to Marconi Capital. The Limited Recourse Notes will be secured against the US Assets of the Group on a senior secured basis and recourse will be limited to the US Assets. The Limited Recourse Notes will be redeemable at 110 per cent of par, plus accrued interest prior to maturity as well as being subject to a change of control put option at 110 per cent of par, plus accrued interest;

- A segregated bank account will be established into which proceeds of released restricted cash and certain disposal proceeds (excluding US Assets) will be placed. During the two years post the Restructuring, one year's interest on the Senior Notes will be placed in the segregated account from such releases. Commencing one year post Restructuring, the balance will be reduced quarterly by one quarter's interest on the Senior Notes and, to the extent not used to repay interest on the Senior Notes, will be used to redeem the Junior Notes. Amounts held in these accounts may be allocated to pay interest for the first two years on the Senior Notes, subject to certain restrictions and any excess will be applied to redeem the Junior Notes; and

- 99.5 per cent of the issued share capital of Marconi Corporation following the Restructuring.

In consideration for the cancellation of their claims, the Relevant Scheme Creditors of Marconi will be offered a distribution pro rata to their claims of Marconi's assets, principally comprising the benefit it indirectly receives as a result of the Marconi Corporation scheme of arrangement from Bond Debt held by its subsidiary, Ancrane Limited, and an inter-company receivable from another of its subsidiaries, EA Continental Limited.

The Restructuring has been structured on the basis that it provides for an initial cash recovery to creditors with additional distributions as a result of the release of cash as performance bonding cash collateral is released and if excess cash becomes available after settlement of potential liabilities in relation to the Group's ESOP hedging arrangements, excess US Asset disposal proceeds and release of excess working capital. Further, the Limited Recourse Notes have been created to allow for further distributions to creditors from the sale of the US Assets. To the extent that the US Asset disposal proceeds exceed the redemption amount of the Limited Recourse Notes, such proceeds will be applied to the redemption of the Junior Notes, and then, once they are retired, to the redemption of the Senior Notes.

Existing Marconi shareholders will receive 0.5 per cent of Marconi Corporation's issued share capital immediately following the Restructuring and warrants maturing four years after the Restructuring allowing the purchase of 5 per cent of Marconi Corporation's issued share capital immediately following the Restructuring, with a strike price equivalent to a post Restructuring market capitalisation of £1.5 billion. Further details of the warrants will be set out in the formal documentation relating to the Restructuring.

It is expected that cash resources of approximately £635 million will be retained within the business immediately following the Restructuring, comprising certain restricted cash balances and amounts for working capital purposes. These cash resources include approximately £150 million held against performance bonds and bilateral loans and approximately £170 million which has been held back pending the settlement of potential liabilities in relation to the Group's prior ESOP hedging arrangements (see description of interim security arrangements below).

Any cash released from the re-financing, replacement or cancellation through performance of any cash collateralised performance bonds or from the cash retained pending settlement of potential liabilities in relation to the Group's prior ESOP hedging arrangements will be used to mandatorily redeem the Junior Notes (except in cases where such releases may be required to be placed in the segregated account relating to interest during the initial 2 year period).

Taking into account the cash to be distributed as part of the Restructuring and approximately £40 million of bilateral loans and finance leases not included in the Restructuring, the pro forma net indebtedness of the total Group immediately following the Restructuring is expected to be approximately £300 million; pro forma Core net indebtedness (excluding the Limited Recourse Notes) is expected to be approximately £100 million.

Marconi Corporation intends to apply for a new listing on the London Stock Exchange and to establish an ADR programme on NASDAQ. In addition, following the Restructuring, Marconi Corporation will begin to report on an annual and quarterly basis, filing 10-K, 10-Q and 8-K reports with the SEC with the first filing being made on form 10-Q for the quarter ending 30 September, 2003. Marconi Corporation will also produce a 10-Q style report submitted on form 6-K within 45 days of the quarter ending 30 June, 2003 and will file its 20-F with 10-K style disclosure within 90 days of the end of the current financial year. All such reports shall provide consolidated as well as Core and US Asset financials. The equity and debt to be issued pursuant to the Restructuring will be issued under exemptions from registration, if available, or otherwise will be issued pursuant to transactions registered with the SEC. *Marconi Corporation will hold quarterly investor conference calls following the release of* such reports, as appropriate.

As part of the arrangements to effect the Restructuring, Marconi Corporation has agreed to provide interim security to the Group's syndicate banks, bondholders and ESOP derivative providers against £850 million of cash assets currently held in the lockbox account (the "Secured Account"), established in April 2002.

Marconi Corporation will be permitted to make withdrawals from the Secured Account in order to meet its cash flow requirements (as per an agreed cash flow forecast) whilst the interim security remains in place provided there is no enforcement event.

The interim security in favour of the Group's syndicate banks and bondholders will fall away immediately prior to the launch of the schemes of arrangement if less than the aggregate of approximately 51 per cent in principal amount of the banks and bondholders have undertaken to support the Restructuring of Marconi Corporation. Provision is made for the interim security to be released prior to voting on the Restructuring in circumstances tied to the prospects of its successful completion or if any of the Group's syndicate banks precipitates an insolvency event.

The interim security is subject to various enforcement events, some of which are tied to the prospects of successfully completing the Restructuring in accordance with the Heads of Terms. The occurrence of an enforcement event would materially prejudice the ability of Marconi Corporation to successfully complete the Restructuring.

Separate arrangements will be implemented for the Group's ESOP derivative providers. These arrangements are conditional on the commitment of the respective ESOP derivative providers to support the Restructuring:

- In the event of the occurrence of any enforcement event, a rateable portion (up to a maximum of £145 million) of the remaining part of the £850 million secured cash will be set aside pending determination of any claims which the ESOP derivative providers may have against Group companies other than Marconi;

- As part of the Restructuring, cash up to a maximum of approximately £145 million is to be segregated pending determination of such claims.

The participating ESOP derivative providers will lose these rights if any of them precipitates an insolvency event.

As part of the Group's recent disposal of its Strategic Communications business, an additional £25 million was set aside in an escrow account pending determination of any claims which the ESOP derivative providers may have against the Strategic Communications companies.

Marconi and its advisers are now working on completing documentation based on the principles set out in the Heads of Terms. The formal documentation relating to the

Restructuring will provide further details of (i) the distributions that Relevant Scheme Creditors of Marconi and Marconi Corporation will receive on completion of the Restructuring, (ii) the schemes of arrangement, (iii) further details of the equity and warrants and (iv) the timetable for completion. It is currently expected that definitive documentation will be available during November 2002 and that the Restructuring will be completed before the end of January 2003.

Completion of the Restructuring will be conditional upon, amongst other things, securing the necessary support of the syndicate banks, bondholders and other creditors whose claims will be compromised in the relevant creditors' meetings of Marconi and Marconi Corporation to be held as part of the court approved Restructuring. The Restructuring is subject to further due diligence in the case of the syndicate banks and bondholders.

It is not envisaged in the Heads of Terms that the Restructuring will be conditional on the approval of Marconi shareholders. Representatives from the syndicate banks and members of an informal ad hoc committee of bondholders have indicated that they are not prepared to support a restructuring that provides for a shareholder vote as part of the approvals of such restructuring since, having regard to the financial condition of the Group, they believe a shareholder vote is disproportionate to shareholders' economic interest in the Group. The Board believes that if the syndicate banks and bondholders withdraw their support for the Restructuring, Marconi would be forced into an insolvency procedure. On this basis, Marconi has approached the FSA for a waiver from the requirement to seek shareholder approval for the Restructuring. The FSA has set out the conditions that it would require to be met before it would grant such a waiver. Marconi is confident that it can meet such conditions.

Marconi has for some time been in severe financial difficulty and the Board believes that the Restructuring is in the best interests of Marconi, Marconi shareholders as a whole and Marconi Corporation's stakeholders. The Board further believes that a consensual restructuring is the only viable alternative to an administration.

Notes

1 The estimated distribution of at least £260 million assumes that Marconi will have cash resources available for distribution on completion of the Restructuring of approximately £165 million; the balance of approximately £95 million comprises due and payable and accrued interest which will have been paid in the period from the date of this announcement to 15 October, 2002. The actual amount of cash ultimately available for distribution as part of the Restructuring will be dependent, amongst other things, on the Group's on-going trading performance, proceeds from further non-core asset disposals, the post-Restructuring working capital requirements of the business (Marconi Corporation will use its best endeavours to enter into a working capital facility which, for these purposes, has been assumed to be £100 million), performance bonding facilities, foreign exchange rate movements and upon the terms of the final agreement with creditors.

2 Interest is expected to be paid as it falls due (including the Yankee bond

coupons to be paid 15 September, 2002 and accrued interest on the Euro bonds to be paid on the same date) with all interest on Marconi Corporation's financial indebtedness accrued to 15 October, 2002 being paid as at that date.

3 As previously disclosed, Marconi issued share options to employees under a number of different option plans. In order to hedge some of the potential cost of acquiring shares in order to satisfy the Group's obligations under such plans, Marconi entered into contracts (ESOP derivative transactions) to purchase shares in the future at prices which were fixed at the date of the contract.

4 US Dollar- and Euro-denominated balances translated into sterling at exchange rates of
$:£ 1.5243 and €:£ 1.5434

ENDS/...

Press Release

Notes to Editors

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company's customer base includes many of the world's largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Contacts

Joe Kelly / David Beck
Public Relations
Marconi plc
+44 (0) 207 306 1771
joe.kelly@marconi.com

Heather Green
Investor Relations
Marconi plc
+44 (0) 207 306 1735
heather.green@marconi.com

Private Shareholder Enquiries only
Company Secretary's Office
Marconi plc
+44 (0) 207 306 1410
shareholder.enquiries@marconi.com

Marconi

ANNEX A

SUMMARY OF KEY ACTUAL CLAIMS AND CONTINGENT CLAIMS

Marconi Corporation

There are three principal areas of actual and contingent claims against Marconi Corporation.

Bank Debt and third party Bond Debt, claims from Marconi and additional anticipated sundry third party claims.

The Bank Debt and third party Bond Debt comprises the Group's main syndicated bank facility, as well as externally held Dollar- and Euro-denominated bonds representing approximately £4 billion of indebtedness.

Marconi claims are likely to comprise claims due to intercompany loan balances and through ownership (via a subsidiary) of Bond Debt and are anticipated to be, in aggregate, approximately £0.8 billion.

The additional anticipated sundry third party claims are likely to include sundry loans, guarantees, class actions and other lawsuits and derivative positions. In total the claims as well as potential other claims are expected to be not less than £4.9 billion.

Marconi

Marconi's claim against Marconi Corporation represents Marconi's most significant asset.

Claims against Marconi include the value of guarantees given in respect of Marconi Corporation's Bond Debt and Bank Debt and sundry third party claims including class actions, other lawsuits and derivative positions. It is envisaged that a reserve will need to be established to provide for the settlement of contingent claims. The precise size of this reserve will be a matter for the scheme administrator and will be dependent on additional claims that may emerge. If this hold back is not required to settle contingent claims, it will be distributed to actual claimants on a pro rata basis. Such distribution, if any, is only likely after a suitable waiting period.

It is important to note that the above represents the Group's current assessment of the likely claims environment in respect of Marconi and Marconi Corporation and that additional claims could materialise before the launch of the Restructuring which may need to be taken into account as part of the Restructuring.

ANNEX B

THE BUSINESS PLAN

In order to facilitate the Restructuring discussions, certain non-public information (the "Information") has been presented to the banks and certain bondholders. Prior to the presentation of the Information, Marconi entered into non-disclosure agreements with certain of the bondholders which require Marconi to publish the Information on a specified date and which prohibit such bondholders from dealing in Marconi securities until the publication of the Information. The Information set out in this Annex B is being published by Marconi solely pursuant to its obligations to such creditors under these non-disclosure agreements.

The Information has been prepared based on certain assumptions and projections with respect to the Group's revenue generating capability, capital expenditures, operating expenses and trading conditions in the telecommunications equipment market and on the basis of information known at the time it was prepared. The information was prepared by Marconi management for internal purposes and not with a view to public disclosure. The Business Plan which is the source of much of the information contained herein was prepared as of 10 April, 2002.

The assumptions used in preparing the Information are inherently subject to significant uncertainties and actual results will differ, perhaps materially, from those projected. Neither Marconi nor Marconi Corporation gives any assurance that the assumptions that underpin the Information are correct or that the projections and estimates contained in this Annex B will reflect actual results of operations and cash flows. No representation is made or intended with respect to the likely existence of any particular future set of facts or circumstances. No reliance should be placed on the Information or any part of it and it is not intended to persuade or incite anyone to engage in investment activity. Neither Marconi nor Marconi Corporation will be publishing any updates in relation to any part of the Information.

Although Marconi prepared projected financial information for the year ending 31 March, 2003 (FY2003) the revenue, gross margin, operating profit and cash flow for this period was not supplied to bondholders and, accordingly, there is no requirement for its publication pursuant to the non-disclosure agreements.

Marconi is providing the following statement by way of general caution and in order to utilise the "Safe Harbor" provision of the U.S. Private Securities Litigation Reform Act 1995. Except for reported financial results or other historical information, certain statements in this press release are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risk and uncertainties and can be affected by other factors which are beyond the control of Marconi and its subsidiaries, and may cause actual results, performance and achievements to differ materially from anticipated future results, performance and achievements expressed or implied in the forward-looking statements (and from the past results, performance and achievement). Although not exhaustive, the following factors could cause such differences: any significant change in the terms of the Restructuring from those set out in the Heads of Terms; any major disruption in production at Marconi's or its strategic suppliers' key facilities; changes in tax and other laws and regulations, which, among other things, could cause Marconi to incur substantial additional capital expenditures and operation and maintenance costs; and adverse changes in the markets for Marconi's products. These factors and other factors that could affect these forward-looking statements are described in Marconi's Form 20-F report and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Marconi disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Press Release

Introduction

In April 2002, Marconi prepared its Business Plan detailing its strategy in the telecoms equipment market and projecting its financial performance. As part of the Restructuring, the Business Plan has been presented to the banks and selected bondholders and has been utilised by all participants as a basis for formulating the Heads of Terms.

The key points from the Business Plan are summarised below:

Background to the Business Plan

The late 1990s saw unprecedented growth in capital expenditure on telecoms equipment as established and new operators invested in increased capacity to meet expected growth in both data and mobile traffic. Although traffic has grown strongly, operator revenues have not matched the rapid growth in capacity; both new and incumbent carriers have become overextended and spending has been dramatically curtailed. In this environment, telecoms equipment vendors including Marconi, have experienced significant declines in their business revenues.

The current strategy has been developed to be robust in a continuing period of constrained demand for telecoms equipment, through 2002 and 2003. However, Marconi believes that the slowdown in network equipment sales was primarily driven by oversupply rather than reduced demand in the end-user telecoms services markets. Underlying traffic growth is still strong and as this absorbs installed overcapacity, carriers will again begin to invest in additional infrastructure.

Reshaping the Portfolio: A Sound Strategic Direction for Value Generation

Marconi's original strategy, developed following the demerger of the defence business in 1999, was to position itself as an end-to-end supplier of telecoms solutions across the major geographic regions of the world. Marconi embarked on a number of acquisitions designed to extend its geographic footprint and build its end-to-end capabilities, with the aim of cross-selling products and services from its portfolio to its extended customer base.

Marconi conducted a Strategic Review at the end of 2001, which demonstrated that in the changed market conditions neither "end-to-end" solutions capabilities nor global reach were correlated with competitive advantage. Instead, successful strategies were built around:

- Nurturing pre-existing relationships with the buyer in prior generation or related technologies; or
- Development and effective marketing of genuine "best in class" solutions.

Accordingly, the Business Plan builds on Marconi's core strengths, leveraging the Group's strong position of incumbency, in particular in Europe, and exploiting best in class technology. Marconi believes that much of its core portfolio fits this mould.

Marconi's Core business comprises its Optical Networks, Broadband Switching and Routing, Broadband Systems (primarily the European activities within the former Access Systems business) and Network Services activities. Going forward, these businesses will be managed on a geographical basis, with the North American businesses managed separately from businesses in the Rest of the World.

Core businesses, outside of North America comprise Optical Networks, Broadband Systems and Network Services:

Optical Networks: the largest product area, is a leader in most of its markets, having both incumbency with a significant number of major carriers and technology solutions that offer recognised advantages over competing products. The business has a leading position in Europe and strong positions in many markets of Central and Latin America as well as the Asia Pacific region;

Broadband Systems: is undergoing significant rationalisation and is now focused on leveraging the Group's reputation and relationships in Europe to continue penetration of large accounts by Marconi's fixed wireless products, Access Hub and its voice systems and software;

Network Services: is closely aligned to and builds from Marconi's incumbent equipment positions. Over 50 per cent of total services revenue is associated with product sales.

Core North American businesses comprise Broadband Routing and Switching ("BBRS") and Wireless Software and Services ("WSS"):

BBRS: has been focused around continued sales and support of its ASX 1000/4000 product range which has established relationships with government, military and selected public carriers in the US market and the continued development of the leading edge BXR 48000 multi-service switch;

WSS: comprises the Group's Wireless Network Planning activities and the former MSI activities in North America (principally RF consulting and Wireless Operational Support Systems).

As part of the Restructuring, it is intended that Network Components (comprising Outside Plant and Power ("OPP") and the US-based Access activities ("NA Access") will be transferred to and reported as part of Marconi Capital. The Business Plan assumes that OPP will generate sales in the financial year to March 2004 of approximately £330 million and EBITDA of approximately £35 million. Thereafter, the plan assumes that OPP will be able to grow sales by at least 5 per cent per annum and that the operational leverage within the business will allow EBITDA margins to improve over the plan period. NA Access has been significantly restructured and downsized and is predicted only to generate very modest sales and EBITDA contribution over the plan period.

The Group will provide pro forma financial information reflecting the revised business segmentation in due course.

Achieving Organisational Efficiency and Effectiveness

Organisationally, extensive rationalisation will accompany the steps outlined above to reduce costs in all areas of production and overhead.

In particular, the supply chain is being radically restructured to remove excess capacity and reduce break-even points. A new supply chain strategy was developed during the fourth quarter of 2001 and is currently being implemented.

As part of this strategy, Marconi will retain control of functions only where it possesses core competencies. These functions are order management and execution, new product introduction, and procurement. Non-core functions such as the manufacturing of non-complex products will be outsourced and the supply chain cost base will be rationalised to a level more in line with expected sales volumes.

Since September 2001, the Group has embarked on a sequence of radical cost reduction programmes to reduce sales & marketing, general & administrative and R&D overheads.

Financial Projections for Marconi Group (including Marconi Capital)

The table below provides a summary of the financial projections of the Business Plan that have been disclosed to certain creditors as part of the Restructuring discussions.

(£ millions) Year-ended 31 March	**'04**	**'05**	**'06**	**'07**
PROFIT AND LOSS				
Total sales [(1)]	2,611	2,915	3,155	3,388
Gross margin [(2)]	776	930	1,042	1,155
Operating PBIT [(3)]	199	311	362	436
CASH FLOW				
EBITDA pre exceptionals	327	433	487	569
Net purchase of tangible fixed assets	(120)	(122)	(125)	(133)
Changes in working capital	(59)	31	19	13
Operating cash flow [(4)]	148	342	382	449
Operating cash flow post exceptionals and tax [(5)]	137	309	371	434

Note 1: Total sales
The total sales forecasts assume normal levels of supplier and customer confidence and the conversion of orders currently in the pipeline. In line with industry analysts, the Business Plan assumes that recovery in Marconi's markets will commence from the end of 2003.

The main assumptions underlying the revenue projections for the key core product areas (excluding North America) include:

Optical Networks: Marconi maintains its share of the Synchronous Digital Hierarchy

(SDH) markets in EMEA, APAC and CALA. In Dense Wavelength Division Multiplexing (DWDM), the company grows its market share in all regions to approximately half the level of share in SDH. In the medium term, the majority of DWDM sales come from growth in existing DWDM customers as well as some new contracts from customers to which Marconi supplies SDH products. By FY2007, DWDM is expected to contribute to over 50 per cent of sales in Optical Networks. Optical Networks is expected to continue to be the main contributor to sales in core, accounting for over 40 per cent of sales;

Broadband Systems: Sales growth is expected from Fixed Wireless Access (FWA) and Access Hub (initially configured as a high density DSLAM) in Europe as a result of increasing share in a growing market. Revenue growth is partly offset by declines in legacy wireline products;

Network Services: Installation and maintenance sales growth is expected to return in line with higher product sales. Modest growth is expected from wireless services and integrated systems projects.

The main assumptions underlying the revenue projections for the North American key core product area are as follows:

Broadband Routing And Switching: Marconi expects to increase significantly its share of the core switch market, mainly in the US. By FY2007, the BXR switch is projected to account for over 60 per cent of sales in BBRS, as Federal Government and Service Provider penetration increases.

Note 2: Gross margin

In the short term gross margins are expected to improve largely as a result of the ongoing supply chain rationalisation programme. As volumes pick up in the outer years, the gross margin is forecast to rise further.

Note 3: Operating PBIT

The Business Plan estimates operating costs to run at approximately £145 million per quarter (approximately 22 per cent of quarterly sales in FY2004). Thereafter, operating costs are forecast at approximately 21 per cent of sales split between R&D overheads (10 per cent), sales & marketing (8 per cent) and general & administrative (3 per cent).

Note 4: Operating cash flow

The plan assumed that the Group's working capital ratios – in particular, creditor and debtor days - will normalise following the completion of the Restructuring.

Note 5: Operating cash flow post exceptionals and tax

From FY2004, the levels of exceptional items assumed in the Business Plan are insignificant. It is assumed that Marconi will still be able to benefit from its tax losses and consequently operating cash flow before interest is offset by a modest tax charge in each forecast year.

Illustrative Sensitivities to the Financial Projections

In assessing the robustness of the proposed capital structure, Marconi has considered the impact of some illustrative sensitivities that may apply were a market recovery to be delayed beyond the timeframe assumed in the Business Plan. These illustrative sensitivities are set out below:

- a £300 million reduction in sales for FY2004 with a resultant reduction in gross margin by 2 to 4 percentage points, £50 million to £100 million reduction in operating expenditures and £80 million to £100 million in reduced operating profit;

- a £200 million to £300 million reduction in sales for FY2005 with a resultant reduction in operating profit of £50 million to £75 million.

If certain of these and other potential sensitivities were to be applied to the Business Plan, an illustrative potential outline could be generated, which is shown below. In entering into the Heads of Terms, Marconi's Board has assessed the proposed capital structure against this illustrative case and is confident that the capital structure proposed in the Heads of Terms could be supported by the illustrative projections shown below.

(£ millions) **Year-ended 31 March**	**'04**	**'05**	**'06**	**'07**
PROFIT AND LOSS				
Total sales	2,300	2,654	2,955	3,188
Gross margin	620	809	948	1,053
Operating PBIT	100	240	311	381
CASH FLOW				
EBITDA pre exceptionals	208	350	423	501
Net purchase of tangible fixed assets	(108)	(110)	(112)	(119)
Changes in working capital	(66)	(26)	3	13
Operating cash flow	34	214	314	394
Operating cash flow post exceptionals and tax	(6)	177	295	379

Financial Projections for North American Businesses

Because the Limited Recourse Notes will have security over the US assets held by Marconi Inc. ("US Assets") and will be subject to mandatory redemption upon disposal of such assets, additional disclosure has been provided against these assets. The primary businesses comprising the US Assets are OPP, BBRS and NA Access.

As stated above, the US Assets largely comprise the following three businesses:

OPP: OPP has three primary product lines: (i) supply of connection, protection and enclosure products for the Local Loop; (ii) supply of power systems for the Local Loop, Central Office switching, wireless sites and other customer equipment (e.g. computer networks); and (iii) support for a wide range of aftermarket services including installation, engineering maintenance repair and training for Marconi and other suppliers' products;

BBRS: Develops and sells a range of carrier class Multi-Service Switches (with capacity from 2.5 to 480 £s) complemented by a range of integrated access devices that enable operators to offer multiple services over a converged access loop;

NA Access: Develops and sells copper Digital Loop Carriers (DLCs) and full service (voice, video and data) fibre based platforms.

OPP and NA Access are being regrouped to form Network Components and transferred to Marconi Capital.

The projections for the US Assets have been extracted from the Business Plan (prior to sensitivities set out above).

(£ millions) **Year-ended 31 March**	**'04**	**'05**	**'06**	**'07**
PROFIT AND LOSS				
Total sales	677	763	828	873
Gross margin	219	264	300	328
Operating PBIT	51	82	106	131
CASH FLOW				
EBITDA pre exceptionals	72	105	131	157
Net purchase of tangible fixed assets	(20)	(23)	(25)	(26)
Changes in working capital	(1)	(11)	(8)	(4)
Operating cash flow	51	72	98	127

Cash to be Retained by the Group immediately following the Restructuring

(£ millions)	
Projected net cash outflows to breakeven (excluding net interest payable) [1]	15
Global working capital [2]	115
Cash in transit [3]	30
Working capital retained for Core business [4]	155
Cash collateralisation of performance bonds [5]	150
Retention for cash to be paid out re. Employee Share Option Scheme [6]	170
	635

Note 1: Net Cash Outflows to Breakeven

Retained to fund the Group to its cash flow breakeven point.

Note 2: Global Working Capital

It is estimated that approximately £115 million of cash is generally held at subsidiary levels and within joint ventures within the business as working capital for the worldwide operations of the Group.

Note 3: Cash in Transit

Normally, and hence also upon Restructuring, it is estimated that approximately £30 million of cash will be in transit and therefore not available for distribution.

Note 4: Working Capital retained for Core Business

£155 million of cash will be retained for the working capital needs of the Core business.

Note 5: Cash Collateralisation of Performance Bonds

During the period prior to the Restructuring, certain new performance bonding agreements entered into by Marconi have been structured on a cash collateralised basis. It is not anticipated that this cash will initially be available for distribution. Marconi has also retained some cash to collateralise new bonding and to cover the potential that existing performance bonds call for cash collateral.

Note 6: Retention of Cash to be paid out in relation to Employee Share Option Scheme

Retained pending the settlement of potential liabilities in relation to the Group's prior ESOP hedging arrangements.

Marconi

Press Release

Cash Movement

The table below outlines certain projected cash movements in the period between 30 June, 2002 and the expected post restructuring cash balance of £635 million in order to provide additional detail on projected uses of cash during that time period:

(£ millions)	
Cash balance at 30 June, 2002	1,067
Strategic Communications disposal [1]	290
Repayment of other bilateral indebtedness	(54)
Projected operating expenditures, exceptional restructuring costs, working capital movements and other disposals	(408)
Projected interest payments	(95)
Projected cash distribution to creditors	(165)
Pro forma cash balance at Restructuring	**635**

Note 1: Strategic Communications disposal

Net of bilateral indebtedness repayments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARCONI PLC

By: ______________________
Name: J Long
Title: Assistant Secretary

Date: August 29, 2002